Prairie Operating Co.

602 Sawyer Street, Suite 710

Houston, Texas 77007

August 24, 2023

Division of Corporation Finance

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Prairie Operating Co.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 27, 2023
File No. 333-272743

Ladies and Gentlemen:

Set forth below are the responses of Prairie Operating Co. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 22, 2023, with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-272743, filed with the Commission on July 27, 2023 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Concurrently with the submission of this letter, we are also submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

Amendment to Form S-1 filed July 27, 2023

Risk Factors

Risks Related to Government Regulation Matters, page 13

1.	We note your risk factor disclosure in response to comment 5 that the legal test for determining whether a particular crypto asset is a security “evolves over time,” and that the “SEC’s views in this area may have evolved over time and it is difficult to predict the direction or timing of any continuing evolution.” Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

RESPONSE: The Company has removed the statements in Amendment No. 2 in response to the Staff’s comments.

Securities and Exchange Commission

August 24, 2023

2.	We further note your revised risk factor disclosure that:

●	“The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security;”
●	“Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form);”
●	“Bitcoin and Ether are the only crypto assets as to which senior officials at the SEC have publicly expressed such a view;” and
●	“With respect to all other crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities.”

Please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the reference to public statements about Ethereum in its current form is inaccurate, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

RESPONSE: The Company has removed the statements in Amendment No. 2 in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Prairie Operating Co.

Factors Affecting Profitability, page 46

3.	Refer to comment 13 and your revised response. Please state more specifically how the relationship of hash rate, electricity consumption, and mining costs impacts operating results. In that regard also please revise to include a comprehensive breakeven analysis for your Bitcoin mining operations that compares the cost to earn/mine one Bitcoin with the value of the Bitcoin. Your analysis should identify and explain the inputs used in your calculation.

RESPONSE: The Company has revised the disclosure on page 56 of Amendment No. 2 in response to the Staff’s comments.

Securities and Exchange Commission

August 24, 2023

Business, page 54

4.	Refer to comment 15 and your response that “the Company currently does not have, and does not intend to enter into, any agreements with mining pool operators.” Also refer to your disclosures throughout the F-pages that reference mining pools and mining pool agreements. For example only:

●	Page F-39 states “[W]e participate in mining pools that pool the resources of groups of miners and split cryptocurrency rewards earned according to the “hashing” capacity each miner contributes to the mining pool.”
●	Pages F-11 and F-44 state “[T]he Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool.... In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues) for successfully adding a block to the blockchain.”
●	Page F-45 states “[T]he Company’s cryptocurrency mining costs consist primarily of direct costs of earning Bitcoin related to mining operations, including mining pool fees, fuel and natural gas costs, turbine rental costs, and mobile data center rental costs, but exclude depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations.”

Please revise to provide context to these statements consistent with the Company’s response to the staff that there are no current agreements or intentions to enter into any agreements with mining pool operators.

RESPONSE: The Company respectfully advises the Staff that the Company participated in mining pools in 2022. The Company currently does not have, and does not intend to enter into, any agreements with mining pool operators. The Company has revised the disclosure on page 55 of Amendment No. 2 in response to the Staff’s comments. The Company did not revise the F-pages that reference mining pools and mining pool agreements as the Company participated in mining pools in 2022 and such disclosure is relevant to such financials when issued.

5.	We note your response to comment 16. Please revise to clarify whether you have any policy regarding how long you hold crypto assets that you receive as payment, or when you will sell such received crypto assets. If you have any such policy please state the policy. Also specifically state, quantitatively, the average period between receipt of your crypto assets and the subsequent sale, to date.

RESPONSE: The Company respectfully advises the Staff that because the Company currently does not hold crypto assets, the Company does not have any policy regarding how long the Company holds crypto assets or when the Company will sell any received crypto assets. The Company has revised the disclosure on page 55 of Amendment No. 2 in response to the Staff’s comments. Additionally, the Company has revised the disclosure on page 55 of Amendment No. 2 to state the average period between receipt of crypto assets and the subsequent sale on a historical basis. The Company respectfully advises the Staff that the Company does not currently hold crypto assets and as such, the average period between receipt of crypto assets and the subsequent sale is no longer relevant.

Securities and Exchange Commission

August 24, 2023

6.	Refer to comment 19 and your revised disclosure on page 56. We restate the comment in part: please revise to disclose the manner in which Atlas is required to store your crypto assets, whether it is contractually required to hold your crypto assets in cold storage, and to what extent, what security precautions it is required to undertake, what inspection rights you have, and what type of insurance Atlas is required to have to protect you from loss or advise. If your agreement is silent on these terms, disclose that fact and how Atlas is holding your crypto assets and provide risk factor disclosure about the lack of such contractual requirements and any lack of insurance, inspection rights, or security precautions.

RESPONSE: The Company respectfully advises the Staff that the Company does not maintain any cryptocurrency assets or wallets and does not take possession of any cryptocurrency mined. As a result, the Master Services Agreement does not contain any contractual arrangements for Atlas to store the Company’s crypto assets and does not address any security precautions Atlas is required to undertake, any inspection rights the Company has or what type of insurance Atlas is required to have to protect the Company from loss. The Company has revised the disclosure on pages 9 and 56 of Amendment No. 2 in response to the Staff’s comments.

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Securities and Exchange Commission

August 24, 2023

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Andrew Schulte of Vinson & Elkins L.L.P. at (713) 758-3381 or T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592.

Very truly yours,

PRAIRIE OPERATING CO.

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Chief Executive Officer

Enclosures

cc:	Andrew Schulte, Vinson & Elkins L.L.P.
T. Mark Kelly, Vinson & Elkins L.L.P.